UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Synovus Financial Corp.
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State of incorporation or organization)
58-1134883
(I.R.S. Employer Identification No.)

1111 Bay Avenue, Suite 500 P.O. Box 120 Columbus, Georgia	31901
(Address of Principal Executive Offices of Registrant)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
Common Stock, par value $1.00 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.
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If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.
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Securities Act registration statement file number to which this form relates:
Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE
     This Registration Statement on Form 8-A/A is being filed by Synovus Financial Corp., a Georgia corporation (“Synovus”), to amend and restate in its entirety the description of Synovus’ common stock previously set forth in a Registration Statement on Form 8-A filed by Synovus with the Securities and Exchange Commission on August 21, 1989.
     Except as specifically noted, “Synovus,” “we,” “us” and similar words in this registration statement refer to Synovus Financial Corp.
Item 1. Description of Registrant’s Securities to be Registered.
General
     Under our Articles of Incorporation, as amended, we are authorized to issue 700,000,000 shares of capital stock, which consists of 600,000,000 shares of common stock, par value $1.00 per share, and 100,000,000 shares of preferred stock, no par value. As of November 30, 2008, there were 330,316,464 shares of our common stock outstanding and no shares of our preferred stock outstanding.
     Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “SNV.” The transfer agent and registrar for the common stock is BNY Mellon Bank, N.A.
     The following description of our common stock is subject to our Articles of Incorporation and Bylaws, as amended, which are incorporated herein by reference, and to the provisions of applicable Georgia law.
Voting Rights
     Holders of Synovus common stock are entitled to ten votes on each matter submitted to a vote at a meeting of shareholders for each share of Synovus common stock which:
•	has had the same beneficial owner since April 24, 1986;

•	was acquired by reason of participation in a dividend reinvestment plan offered by Synovus and is held by the same beneficial owner for whom it was acquired under such plan;

•	is held by the same beneficial owner to whom it was issued as a result of an acquisition of a company or business by Synovus where the resolutions adopted by Synovus’ Board of Directors approving such issuance specifically reference and grant such rights;

•	was acquired under any employee, officer and/or director benefit plan maintained for one or more employees, officers and/or directors of Synovus and/or its subsidiaries, and is held by the same beneficial owner for whom it was acquired under such plan;

•	is held by the same beneficial owner to whom it was issued by Synovus, or to whom it was transferred by Synovus from treasury shares, and the resolutions adopted by Synovus’ board of directors approving such issuance and/or transfer specifically reference and grant such rights;

•	has been beneficially owned continuously by the same shareholder for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted;

•	was acquired as a direct result of a stock split, stock dividend or other type of share distribution if the share as to which it was distributed has had the same beneficial owner for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted; or

•	is owned by a holder who, in addition to shares which are beneficially owned under any of the other requirements set forth above, is the beneficial owner of less than 1,139,063 shares of Synovus common stock, which amount has been appropriately adjusted to reflect the stock splits which have occurred subsequent to April 24, 1986 and with such amount to be appropriately adjusted to properly reflect any other change in Synovus common stock by means of a stock split, a stock dividend, a recapitalization or other similar action occurring after April 24, 1986.
     Holders of shares of Synovus common stock not described above are entitled to one vote per share for each such share. A shareholder may own both ten-vote shares and one-vote shares, in which case he or she will be entitled to ten votes for each ten-vote share and one vote for each one-vote share.
     In connection with various meetings of Synovus’ shareholders, shareholders are required to submit to Synovus’ Board of Directors satisfactory proof necessary for it to determine whether such shareholders’ shares of Synovus common stock are ten-vote shares. If such information is not provided to Synovus’ Board of Directors, shareholders who would, if they had provided such information, be entitled to ten votes per share, are entitled to only one vote per share.
     As Synovus common stock is registered with the SEC and is listed on the NYSE, Synovus common stock is subject to the provisions of a NYSE rule, which, in general, prohibits a company’s common stock and equity securities from being authorized or remaining authorized for listing on the NYSE if the company issues securities or takes other corporate action that would have the effect of nullifying, restricting or disparately reducing the voting rights of existing shareholders of the company. However, such rule contains a “grandfather” provision, under which Synovus’ voting rights for common stock qualifies, which, in general, permits grandfathered disparate voting rights plans to continue to operate as adopted.
     Except with respect to voting, ten-vote shares and one-vote shares are identical in all respects and constitute a single class of stock, i.e., Synovus common stock. Neither the ten-vote shares nor the one-vote shares have a preference over the other with regard to dividends or upon liquidation.
Preemptive Rights; Cumulative Voting; Liquidation
     Synovus common stock does not carry any pre-emptive rights enabling a holder to subscribe for or receive shares of Synovus common stock. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders, if any, of our preferred stock. Holders of shares of our common stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available therefore, subject to the rights of the holders, if any, of our preferred stock. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.
     In the event of our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of our common stock have no preemptive rights or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
     We are authorized to issue up to 100,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

     Although no shares of preferred stock are outstanding as of the date hereof, we expect to issue 973,350 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Shares”), to the United States Department of the Treasury (the “Treasury”) through the Capital Participation Program (the “CPP”) on or about December 19, 2008. Prior to the issuance of the Series A Preferred Shares, we will file Articles of Amendment to our Articles of Incorporation with the Secretary of State of Georgia setting forth the terms of the Series A Preferred Shares.
Dividends
     Under the laws of the State of Georgia, Synovus, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, as amended, and unless, after payment of the dividend, we would not be able to pay its debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. Synovus is also subject to regulatory capital restrictions that limit the amount of cash dividends that we may pay. Additionally, Synovus is subject to contractual restrictions that limit our ability to pay dividends if there is an event of default under such contract. Finally, so long as any of our debt or equity securities issued to the Treasury under the CPP are held by the Treasury, Synovus will not be permitted to increase the dividend rate on our common stock without approval from the Treasury.
     The primary sources of funds for Synovus’ payment of dividends to our shareholders are dividends and fees to Synovus from our banking and nonbanking affiliates. Various federal and state statutory provisions and regulations limit the amount of dividends that the subsidiary banks of Synovus may pay. Under the regulations of the Georgia Department of Banking and Finance, a Georgia bank must have approval of the Georgia Department of Banking and Finance to pay cash dividends if, at the time of such payment:
•	the ratio of Tier 1 capital to adjusted total assets is less than 6%;

•	the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50% of its net after-tax profits for the previous calendar year; or

•	its total classified assets in its most recent regulatory examination exceeded 80% of its Tier 1 capital plus its allowance for loan losses, as reflected in the examination.
     In general, the approval of the Alabama Banking Department, Florida Department of Financial Services and Tennessee Department of Financial Institutions is required if the total of all dividends declared by an Alabama, Florida or Tennessee bank, as the case may be, in any year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. In addition, the approval of the OCC is required for a national bank to pay dividends in excess of the bank’s retained net income for the current year plus retained net income for the preceding two years. Approval of the Federal Reserve Board is required for payment of any dividend by a state chartered bank that is a member of the Federal Reserve System and sometimes referred to as a state member bank, if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for that year combined with its retained net profits for the proceeding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand.
     Some of Synovus’ banking affiliates have in the past been required to secure prior regulatory approval for the payment of dividends to Synovus in excess of regulatory limits and may be required to seek approval for the payment of dividends to Synovus in excess of those limits in the future. If prior regulatory approvals are sought, there is no assurance that any such regulatory approvals will be granted.
     Federal and state banking regulations applicable to Synovus and its banking subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends.
     In addition, Synovus is subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with us and our other subsidiaries.

Furthermore, such loans and extensions of credit, as well as certain other transactions, are also subject to various collateral requirements.
Anti-Takeover Effects of Georgia Law, Our Articles of Incorporation and Bylaws
     As described below, Synovus’ Articles of Incorporation and Bylaws presently contain several provisions that may make Synovus a less attractive target for an acquisition of control by an outsider who lacks the support of Synovus’ Board of Directors.
Supermajority Approvals
     Under Synovus’ Articles of Incorporation and Bylaws, as currently in effect, the vote or action of shareholders possessing 66⅔% of the votes entitled to be cast by the holders of all the issued and outstanding shares of Synovus common stock is required to:
•	call a special meeting of Synovus shareholders;

•	fix, from time to time, the number of members of Synovus’ Board of Directors;

•	remove a member of Synovus’ Board of Directors;

•	approve any merger or consolidation of Synovus with or into any other corporation, or the sale, lease, exchange or other disposition of all, or substantially all, of Synovus’ assets to or with any other corporation, person or entity, with respect to which the approval of Synovus’ shareholders is required by the provisions of the corporate laws of the State of Georgia; and

•	alter, delete or rescind any provision of Synovus’ Articles of Incorporation.
     This allows directors to be removed only by 66⅔% of the votes entitled to be cast at a shareholders’ meeting called for that purpose. Vacancies or new directorships can only be filled by a majority vote of the directors then in office. A potential acquiror with shares recently acquired, and not entitled to 10 votes per share, may be discouraged or prevented from soliciting proxies for the purpose of electing directors other than those nominated by current management for the purpose of changing the policies or control of Synovus.
Shareholder Action
     The Bylaws allow action by the shareholders without a meeting only by unanimous written consent.
Advance Notice for Shareholder Proposals or Nominations at Meetings
     In accordance with Synovus’ Bylaws, shareholders may nominate persons for election to the Board of Directors or bring other business before a shareholders’ meeting only by delivering prior written notice to the Company and complying with certain other requirements. With respect to any annual meeting of shareholders, such notice must generally be received by the Synovus’ Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. With respect to any special meeting of shareholders, such notice must generally be received by Synovus’ Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to date of the special meeting (or if the first public announcement of the date of the special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement of the date of such special meeting is made by Synovus). Any notice provided by a shareholder under these provisions must include the information specified in the Bylaws.

Evaluation of Business Combinations
     Synovus’ Articles of Incorporation also provide that in evaluating any business combination or other action, Synovus’ Board of Directors may consider, in addition to the amount of consideration involved and the effects on Synovus and its shareholders, (1) the interests of the employees, depositors and customers of Synovus and its subsidiaries and the communities in which offices of the corporation or its subsidiaries are located (collectively, the “Constituencies”), (2) the reputation and business practices of the offeror and its management and affiliates as it may affect the Constituencies and the future value of Synovus’ stock and (3) any other factors the Board of Directors deems pertinent.
Item 2. Exhibits.
1.	Articles of Incorporation of Synovus, as amended, incorporated by reference to Exhibit 3.1 of Synovus’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 10, 2006.

2.	Articles of Amendment to Articles of Incorporation of Synovus, incorporated by reference to Exhibit 3.1 of Synovus’ Current Report on Form 8-K dated December 17, 2008, filed with the SEC on December 17, 2008.

3.	Bylaws, as amended, of Synovus, incorporated by reference to Exhibit 3.2 of Synovus’ Current Report on Form 8-K dated December 17, 2008, filed with the SEC on December 17, 2008.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SYNOVUS FINANCIAL CORP.

	By:	/s/ Samuel F. Hatcher

Samuel F. Hatcher Executive Vice President, General Counsel and Secretary

Dated: December 17, 2008

Exhibits
1.	Articles of Incorporation of Synovus, as amended, incorporated by reference to Exhibit 3.1 of Synovus’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 10, 2006.

2.	Articles of Amendment to Articles of Incorporation of Synovus Financial Corp., incorporated by reference to Exhibit 3.1 of Synovus’ Current Report on Form 8-K dated December 17, 2008, filed with the SEC on December 17, 2008.

3.	Bylaws, as amended, of Synovus, incorporated by reference to Exhibit 3.2 of Synovus’ Current Report on Form 8-K dated December 17, 2008, filed with the SEC on December 17, 2008.